Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

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March 15, 2014, Marguerite Reardon

Why a Comcast merger could be good for TWC customers

How can one of the biggest mergers in the cable market ever be a good thing for consumers? CNET's Marguerite Reardon explains.

Time Warner Cable CEO Rob Marcus thinks the $45.2 billion megamerger with Comcast is a win for Time Warner Cable subscribers.

Speaking at the Deutsche Bank Media, Internet & Telecom Conference in Palm Beach, Fla., earlier this week, Marcus called the deal a "dream combination" that allows the companies to "innovate at a rapid pace."

I know what you're thinking: Of course he likes this deal. His company is getting bought out for $45.2 billion. And Marcus, who is paid in excess of $10 million a year, is the guy who spearheaded this tie-up in the first place. And there's little doubt he will profit handsomely from the acquisition.

But hear me out. He might actually be right.

As a Time Warner Cable customer for more than 15 years, I can attest that the service I've been getting for nearly two decades is nothing to write home about. And the bottom line is that the services that Comcast offers its customers today is simply better than what's available to Time Warner Cable consumers.

"Comcast is more innovative than any other operator when it comes to video service," said Erik Brannon, senior analyst for US Television at IHS. "By contrast Time Warner Cable has been less interested in things like converting analog subscribers to digital subscribers. And the implication is that on the whole their network is not quite as robust as Comcast's."

Even though Comcast hasn't made any promises about when or where Time Warner Cable customers will get Comcast's suite of services, it's clear these offerings will eventually make it to Time Warner Cable territory. And that could be a very good thing for Time Warner customers in spite of concerns that the cable giant is getting even larger.

"Some features and services people can expect relatively quickly after the merger," said Marcien Jenckes, executive vice president of consumer services for Comcast. "Today we're the leaders in terms of broadband speeds, TV content catalog and experience, as well as TV Everywhere. And Time Warner Cable customers can expect all of this over time."

It's hard not to be skeptical
I realize many consumers are skeptical of big mergers such as this one. And this particular merger is as big as they get. Comcast and Time Warner Cable are the No. 1 and No. 2 cable operators in the country. The combined company would control 33 million broadband connections. Together the companies will be in 19 of the 20 largest metro markets in the country. So it's easy to see why people are concerned and even skeptical of a deal that concentrates so much power in the hands of one company.

Add on top of that, the fact that rates on expanded basic cable TV service have increased by more than 20 percent in recent years, it's hard to imagine that a merger of this proportion could be positive for consumers. Don't forget, Philadelphia-based Comcast and New York-based Time Warner Cable consistently rank at the bottom of most customer satisfaction surveys.

What many consumer advocates and lawmakers such as Senator Al Franken (D-Minn.) surmise is that this must mean bad news for consumers.

"I think consumers will end up paying more," Franken said Monday on the "CBS This Morning" show, according to Variety. "There will be less competition; there will be less innovation and, worse, even worse service."

These are indeed legitimate fears. It's difficult to imagine that a merger of this size would actually lead to better customer service and satisfaction. I also am not so bold as to predict that prices might actually go down for former Time Warner Cable customers. In fact, Comcast's own David Cohen has admitted he can't make that assurance either: "We're certainly not promising that customer bills are going to go down or even increase less rapidly."

Still, the reality is that when you really look at Comcast's network and services, and even its pricing, compared to Time Warner Cable's services, an argument can be made that Time Warner Cable customers may have a lot to gain from being converted to Comcast customers.

"For all the complaints about how expensive cable TV is, Comcast has traditionally offered its customers the best bang for the buck in the industry," said Craig Moffett, an equities analyst with MoffettNathanson.

More value for your money, especially in video
When it comes to video service, there's no question that Comcast has a better offering compared with what Time Warner Cable offers today. From its video-on-demand catalog to its TV Everywhere service to a cloud-based user interface it's been developing the past couple of years, Comcast has invested heavily in revamping its TV service, and it shows.

"Comcast has really focused on investing in its network," IHS analyst Brannon said. "Time Warner Cable has been reacting to changes in the market too, but not with the same speed or veracity that Comcast has. And they've suffered as a consequence."

Specifically, Time Warner Cable has been less interested and less willing to spend money to upgrade its network to digital transmission. The result has been that Time Warner Cable offers fewer high-definition on-demand streams and its TV Everywhere product, which allows people to view TV on mobile devices anywhere, has been limited in terms of available programming.

Meanwhile, Comcast offers more video-on-demand content than any other paid TV provider in the country. This includes a library of movies and TV shows that totals more than 50,000 titles that are free or can be rented for a fee.

Additionally, Comcast is the leader in TV Everywhere. Through its Xfinity TV Go app, viewers can watch 35 live TV channels on their tablets or smartphones. This compares with a mere 12 TV Everywhere channels available from Time Warner. Comcast customers also get access to more than 25,000 on-demand shows and videos through the app.

And Comcast is constantly in search of new content to add to its portfolio. It recently announced it has struck deals with Sony Pictures and Lions Gate to start offering "House of Cards" and "Orange Is the New Black" to its lineup of on-demand content. Up until these deals, these two TV series were exclusive to Netflix subscribers.

But Comcast hasn't stopped there. It also has revamped its user interface and program guide based on a new cloud architecture it calls X1. Not only are the program guide and user interface much more interactive, which allows for more personalization, but the X1 platform allows subscribers to access TV shows and movies in new ways.

For example, Comcast subscribers can view all live TV and recorded DVR shows on their mobile devices while in the home via the X1 platform. And they can even download recorded content from their DVR on their mobile devices for viewing outside the home. Comcast is testing the service right now in Boston and hopes to have it rolled out to the rest of its territory later this year.

"When we ask people to pay $70 a month, we want to make sure we're delivering a value," Comcast's Jenckes said. "In fact, our job is to deliver the best price value to our subscribers. And we are achieving that in ways that no one else in the industry can match."

Shooting itself in the foot
A lack of technology investment isn't the only reason why Time Warner Cable's service trails behind Comcast's. The company also has a history of contentious negotiations with programmers over digital video rights. As a result, the company has not been able to add as many channels to its TV Everywhere service or as many titles to its VOD service as Comcast. But there have been other consequences as well. A dispute this past summer over retransmission fees with broadcaster CBS led to a weeks-long black-out of CBS programming for Time Warner Cable customers. (CBS is the parent company of CNET.) Some 300,000 Time Warner Cable TV subscribers left over the debacle.

"The general feeling in the industry is that Time Warner Cable has been more resistant in terms of fee increases for content," Brannon said. "This reluctance has put them behind others in terms of their TV Everywhere offering."

Brannon added that companies, such as Comcast, which have been more willing to negotiate terms with content owners, have a broader TV Everywhere portfolio.

"TV Everywhere is an essential feature in all video carriage negotiations these days," he said. "There is an inherent trade-off between features versus cost, but all cable video services are under pressure to get these deals done."

Better broadband
Video isn't the only area in which Time Warner Cable customers can expect to see improvements. Comcast also has been a leader among cable operators in driving higher broadband speeds. It was one of the first cable operators to deploy Docsis 3.0 technology standards, which offer more capacity on broadband networks.

While Google has made a splash over the past year with its 1Gbps high-speed Internet service in Kansas City and is now expanding to additional markets, Comcast was the first cable operator to demonstrate a 1Gbps speed download over a traditional HFC, or hybrid fiber-coaxial, network. And at last year's National Cable and Telecommunications conference, the company showed off a 3Gbps download.

Today, the fastest broadband service Comcast offers widely is 105Mbps, which is about double the speed that Time Warner is offering in most of its market. That said, Time Warner is offering a 100Mbps service in Kansas City, where not-so-coincidentally Google has deployed its 1Gpbs service. Time Warner Cable also will offer 100Mbps service in Austin, Texas, where AT&T and Google have each pledged to build 1Gbps fiber networks.

Of course, some people have questioned why Comcast, which has shown off technology for achieving gigabit-speed broadband, hasn't offered such speeds itself. It's a valid question that I've asked myself. The company claims there isn't enough consumer demand. And indeed at the high prices Comcast and other cable operators are likely to charge for these super high-speed connections, that is likely the case.

But given the fact that Time Warner Cable has never been considered a leader in terms of broadband speeds, it's hard to argue that through its merger with Comcast, the market would be losing a competitive force that is driving the industry toward higher-speed connections.

Rather, I would argue that the telephone companies -- AT&T and Verizon Communications -- and to a much lesser extent, Google, are providing more incentive to all cable operators to increase their network speeds. Comcast actually faces less competition in its markets from Google and the phone companies than Time Warner Cable, and the increased exposure to this threat could spur faster improvement in the network.

"AT&T and Verizon are exerting tremendous pressure on the cable operators," Brannon said. "In many ways their technology is superior to the cable operators'."

If there is a downside to the deal for consumers, it's that one company would have unprecedented control over which cable channels can and can't be seen by millions of

Americans, and even whether some independent programmers would be economically viable, Moffett said. This argument comes down to the fact that since Comcast will be controlling so many of the nation's TV subscribers and because it already controls a lot of the cable content via its acquisition of NBC Universal, the company will have much more negotiating power and in some cases control over programmers.

During his interview at the Deutsche Bank conference, Marcus laughed off the idea that a combined company with greater purchasing power would cause programmers to suffer.

"I just find these types of concerns ironic, especially when programming costs in recent years have risen to a level that is greater than what the consumer market will bear," he said.

There are also fears that the merger would lead to a similar level of control over broadband networks, which Moffett pointed out raises its own set of concerns surrounding Net neutrality. Again, the fear is that Comcast will control so much of the nation's broadband infrastructure that it will force content providers to pay fees or threaten to block or intentionally slow traffic. But Moffett said that even these concerns are likely overblown.

"It is the broadband concerns that will likely attract the more visceral reactions," Moffett said. "But truth be told, the rules governing anticompetitive behavior are probably already relatively well suited to prevent anything egregious, including almost any violations of Net neutrality, with or without Net neutrality-specific rules."

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.